The Greenbrier Companies Computation of Ratio of Earnings to Fixed Charges (in thousands)	Exhibit 12.1

	Year ended August 31,
	2001	2002	2003	2004	2005
Earnings (loss) before income tax, minority interest and equity in unconsolidated subsidiaries	$8,523	$(47,230)	$10,758	$31,194	$50,000
Interest expense	22,264	19,055	14,489	11,553	14,000
Estimated interest portion of rent expense	7,181	6,287	6,136	5,388	5,591

	$37,968	$(21,888)	$31,383	$48,135	$69,591

Fixed charges	$29,445	$25,342	$20,625	$16,941	$19,591

Ratio of earnings to fixed charges	1.29	(0.86)	1.52	2.84	3.55